ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-272406

DOLLAR GENERAL CORPORATION
PRICING TERM SHEET
June 5, 2023

$500,000,000 5.200% Senior Notes Due 2028

$1,000,000,000 5.450% Senior Notes Due 2033

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated June 5, 2023, supplementing the base prospectus and registration statement (File No. 333-272406) filed with the Securities and Exchange Commission (the “SEC”). The information in this pricing term sheet supplements such preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement and base prospectus to the extent it is inconsistent with the information contained therein. Terms used and not defined herein have the meanings assigned in such preliminary prospectus supplement.

Issuer:	Dollar General Corporation
Expected Settlement Date:	June 7, 2023 (T+2)
Current Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

	$500,000,000 5.200% Senior Notes Due 2028	$1,000,000,000 5.450% Senior Notes Due 2033
Final Maturity Date:	July 5, 2028	July 5, 2033
Principal Amount:	$500,000,000	$1,000,000,000
Coupon:	5.200%	5.450%
Interest Payment Dates:	January 5 and July 5, commencing on January 5, 2024	January 5 and July 5, commencing on January 5, 2024
Price to Public:	99.972%, plus accrued interest, if any, from June 7, 2023	99.840%, plus accrued interest, if any, from June 7, 2023
Benchmark Treasury:	3.625% U.S. Treasury due May 31, 2028	3.375% U.S. Treasury due May 15, 2033
Benchmark Treasury Price and Yield:	99-01 3/4; 3.835%	97-10; 3.700%
Spread to Benchmark Treasury:	137 basis points	177 basis points

Yield to Maturity:	5.205%	5.470%
Make-Whole Call:	T+25 basis points (prior to June 5, 2028)	T+30 basis points (prior to April 5, 2033)
Par Call:	On and after June 5, 2028 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date	On and after April 5, 2033 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date
Use of Proceeds:	The issuer intends to use the net proceeds of this offering to reduce its commercial paper notes outstanding (excluding $204.3 million of commercial paper notes held by one of its wholly-owned subsidiaries) and for general corporate purposes, which may include the repayment of other indebtedness.
CUSIP and ISIN:	CUSIP: 256677 AN5 ISIN: US256677AN52	CUSIP: 256677 AP0 ISIN: US256677AP01

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC
Senior Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. Regions Securities LLC Truist Securities, Inc.
Co-Managers:	Huntington Securities, Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC Capital One Securities, Inc. R. Seelaus & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at (800) 294-1322; Citigroup Global Markets Inc. at (800) 831-9146; or Goldman Sachs & Co. LLC at (201) 793-5170.